Exhibit (d)(1)(iii)

July 1, 2022

Natixis Funds Trust I

Natixis U.S. Equity Opportunities Fund

888 Boylston Street, Suite 800

Boston, MA 02199-8197

Attention: David Giunta, President

Re:	Natixis U.S. Equity Opportunities Fund Advisory Agreement Addendum

Dear Mr. Giunta:

The Advisory Agreement dated October 30, 2000 between Natixis Funds Trust I (the “Trust”) with respect to its Natixis U.S. Equity Opportunities Fund (the “Series”) and Natixis Advisors, LLC (the “Manager”) is hereby revised, effective July 1, 2022, to delete Section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Manager hereunder, the Fund shall pay the Manager compensation in an amount equal to the annual rate of 0.70% of the average daily net assets of the Series (or such lesser amount as the Manager may from time to time agree to receive) minus any fees payable by the Fund, with respect to the period in question, to any one or more Sub-Advisers pursuant to any Sub-Advisory Agreements in effect with respect to such period. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Fund may from time to time determine and specify in writing to the Manager. The Manager hereby acknowledges that the Fund’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

NATIXIS FUNDS TRUST I

on behalf of its Natixis U.S. Equity Opportunities Fund Series

By:	/s/ David L. Giunta
Name:	David L. Giunta
Title:	President and Chief Executive Officer

NATIXIS ADVISORS, LLC

By:	/s/ Susan McWhan Tobin
Name:	Susan McWhan Tobin
Title:	Executive Vice President, General Counsel and Secretary

Date: July 1, 2022

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